FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 May 2011

PT BANK EKONOMI RAHARJA TBK
RESULTS FOR THE QUARTER ENDED 31 MARCH 2011
HIGHLIGHTS

•     Profit before tax for the three months to 31 March 2011 of IDR79.6bn (US$9m), a decrease of  49% compared with IDR155.9bn (US$17m) for the same period in 2010. The decrease was mainly due to a gain on sale of investment securities of IDR47.5bn (US$5m) recorded in the first quarter of 2010 (no such gain in the first quarter of 2011).

• Operating income of IDR243.2bn (US$27m) for the three months to 31 March 2011, a decrease of IDR33.2bn (US$4m), or 12%, compared with the same period in 2010.

• Cost efficiency ratio for the three months to 31 March 2011 increased to 66.75% compared to 44.88% for the same period in 2010.

• Total assets of IDR21tn (US$2.4bn), a decrease of IDR518.3bn (US$60m), or 2%, at 31 March 2011 compared with IDR21.5tn (US$2.4bn) at 31 December 2010.

• Core capital ratio decreased to 17.25% at 31 March 2011 compared with 17.89% at 31 December 2010.

Commentary

Bank Ekonomi reported profit before tax of IDR79.6bn (US$9m) for the three months to 31 March 2011, a decrease of 49% on the same period in 2010. This was due to a gain on sale of investment securities as outlined above and the increase in employee expenses of IDR33.1bn (US$4m) from higher headcount and increased staff benefits to reflect the market.

Net interest income for the three months to 31 March 2011 increased by 7%, or IDR14.3bn (US$2m), from IDR201.4bn (US$22m) for the same period of 2010. This was driven by higher gross loan balances which increased by IDR3.2tn (US$371m).

Non-interest income of IDR27.4bn (US$3m) for the three months to 31 March 2011 was reported, a decrease of 63% or IDR47.6bn (US$5m) compared to the same period in 2010.

Operating expenses for the three months to 31 March 2011 were IDR166.8bn (US$19m), an increase of 34% or IDR42.7bn (US$5m) compared to the same period in 2010. The increase was driven by higher staff costs and general and administrative expenses rising by IDR33.1bn (US$4m) and IDR9.6bn (US$1m) respectively. General and administrative expenses increased mostly due to higher IT expenses as Bank Ekonomi continued to invest in IT. This lead to the cost efficiency ratio for the three months to 31 March 2011 increasing to 66.75% compared to 44.88% in the same period in 2010.

Total assets at 31 March 2011 decreased by IDR518.3bn (US$60m), or 2%, compared to 31 December 2010. Placement with Bank Indonesia and other banks of IDR3.7tn (US$425m) decreased by IDR2.1tn (US$241m), or 36%, although this was partially offset by increases in loan and advances, investment securities and demand deposits with Bank Indonesia of IDR688.5bn (US$79m), IDR501.4bn (US$58m) and IDR347.6bn (US$40m) respectively.

Customer deposits at 31 March 2010 fell slightly to IDR17.9tn (US$2.1bn) from IDR18.4tn (US$2bn) compared to 31 December 2010.

Notes to editors:

1. Accounting standards
The figures quoted above have been prepared by PT Bank Ekonomi Raharja Tbk in accordance with the applicable approved Indonesian Financial Accounting Standards issued by the Indonesian Accounting Standards Board.

2. PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)
Bank Ekonomi, a 98.96%-owned subsidiary of HSBC, is a provider of commercial banking services in Indonesia with over 2,440 staff, 95 outlets and assets of approximately IDR21tn (US$2.4bn) based on standards established by the Indonesian Institute of Indonesian Accounting Standards Board at 31 March 2011. Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange.

3. HSBC in Indonesia
HSBC has operated in Indonesia since 1884 and has 110 outlets spread across 10 major cities. HSBC is a leading provider of personal financial services, commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia.

4. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 27 May, 2011